April 21, 2021

BY EDGAR

Jessica Livingston

Sandra Hunter Berkheimer

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Angel Pond Holdings Corp
Correspondence relating to Registration Statement on Form S-1/A
Filed April 9, 2021
File No. 333-253990

Dear Ms. Livingston and Ms. Hunter Berkheimer:

We set forth below the response of Angel Pond Holdings Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 19, 2021 with respect to the correspondence relating to Registration Statement on Form S-1/A (the “Correspondence”) filed on April 9, 2021. We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment.

Correspondence filed April 9, 2021

General

We note your response to our prior comment 1 that the forward purchase arrangements were “private resales to investors in reliance on the private placement doctrine and the so-called “4(a)(1 12)” exemption.” And that “all of the resales were to sophisticated investors who are either qualified institutional buyers (as defined in Rule 144A) or accredited investors (as defined in Rule 502) who had pre-existing relationships with the founders.” As previously requested, please revise to identify the securities registration exemptions relied on for these transactions.

The Company has revised the disclosure, which can be found on pages 64, 65, 158, and 159 of the Amendment No. 3 to the draft registration statement on Form S-1 (the “Amended Registration Statement”).

Please revise your Summary section to clarify that the low price that your Sponsor and the institutional and accredited investors, pursuant to the forward purchase agreements, paid for the founder shares creates an incentive whereby your Sponsor and the institutional and accredited investors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

The Company has revised the disclosure, which can be found on pages 19, 40, and 65 of the Amended Registration Statement.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman or Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Theodore T. Wang

Theodore T. Wang

Chairman and Chief Executive Officer

cc:	Pearl Yuan-Garg

Angel Pond Holdings Corporation

Adam J. Brenneman

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP